Exhibit 99.2

UNITED UTILITIES PLC

RESOLUTIONS PASSED

2 AUGUST 2004

At the annual general meeting held on 30 July 2004, at the Bridgewater Hall, Manchester the following resolutions were duly passed as special resolutions:

11.	DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS

IT WAS RESOLVED

THAT the directors be and they are hereby empowered pursuant to section 95(1) of the Act to make an allotment or allotments of equity securities (as defined in sections 94(2) and 94(3A) of the Act) of the company, whether pursuant to any general authority conferred by section 80 of the Act or otherwise, as if section 89 of the Act did not apply to any such allotment, provided that this power shall be limited to:

(a)	the allotment of equity securities in connection with a rights issue or other issue in favour of the holders of ordinary shares and in favour of holders of any other class of equity security in accordance with the rights attached to such class, where the equity securities respectively attributable to the interests of such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them, subject only to such exclusions or other arrangements as the directors may judge to be necessary or expedient to deal with fractional entitlements or any legal or practical problems arising under the laws of any territory, or due to any shares being represented by depositary receipts, or to deal with the requirements of any recognised regulatory body or any stock exchange in any territory; and
(b)	the allotment (otherwise than pursuant to sub-paragraph (a) of this resolution) of equity securities which are, or are to be, wholly paid up in cash and have an aggregate nominal amount not exceeding £27,860,684;

and provided further that the authorities conferred by sub-paragraphs (a) and (b) of this resolution shall expire at the conclusion of the next annual general meeting of the company, or if earlier on 29 October 2005, save that in any such case, the directors shall be entitled to make at any time prior to such expiry any offer or agreement which would or might require equity securities to be allotted thereafter and the directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred had not expired. These authorities are in substitution for all authorities subsisting at the time this resolution is passed with the exception of the authority granted at the extraordinary general meeting held on 26 August 2003 in connection with the further issue of A shares of 50 pence each in the capital of the company pursuant to the terms of the rights issue (as referred to and defined in the prospectus issued to the company’s shareholders and dated 28 July 2003).

12.	MARKET PURCHASE OF ITS OWN SHARES BY THE COMPANY

IT WAS RESOLVED:

THAT in accordance with Chapter VII of Part V of the Companies Act 1985, or otherwise as permitted by law and by the company’s articles of association, the company be and is hereby generally and unconditionally authorised to make market purchases (as defined in section 163(3) of that Act) of its own ordinary shares of £1 each on such terms and in such manner as the directors may from time to time determine, provided that the authority conferred by this resolution shall:

(a)	expire at the conclusion of the next annual general meeting of the company, or if earlier on 29 October 2005;

(b)	be limited to the purchase of a maximum of 55,721,369 ordinary shares;

(c)	not permit the payment per ordinary share of more than five per cent above the average of the middle market quotations for an ordinary share derived from the Daily Official List of The London Stock Exchange for the five business days immediately preceding the day on which any such share is contracted to be purchased by the company (excluding expenses (if any) payable by the company);

(d)	before its expiry entitle the company to enter into any contract for the purchase of ordinary shares which might be executed and completed wholly or partly after its expiry; and

(e)	only be capable of variation, revocation or renewal by special resolution of the company in general meeting.

13.	AMENDING THE ARTICLES OF ASSOCIATION

IT WAS RESOLVED

THAT the articles of association of the company be and they are hereby amended in the manner set out in appendix one to this notice of meeting.

Copies of the amended articles of association referred to as appendix one above are available for inspection at the UK Listing Authority’s Document Viewing Facility, telephone 0207 676 1000.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.